ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

[redacted]

07020859

File No. 82-5139
February 1, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549
U.S.A.

SUPPL

<u>CYBIRD Holdings Co., Ltd. - 12g3-2(b) Exemption</u>

Ladies and Gentlemen:

In connection with the exemption of CYBIRD Holdings Co., Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

Press release dated January 26, 2007 entitled "Notice of Transfer (Assignment) of Sub-subsidiary".

If you have any questions or requests for additional information, please do not hesitate to contact Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsel to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813- 6888-1182, facsimile +813- 6888-3182).

Please kindly acknowledge your receipt of this letter by stamping and returning the enclosed copy in the self-addressed, stamped envelop provided for your convenience.

Very truly yours,

Naoko Yagi

Naoko Yagi
for Hironori Shibata

Enclosure

CYBIRD HOLDINGS

JASDAQ

News Release

January 26, 2007

CYBIRD Holdings Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Fujio Komura
Chairman
Contact: Tomotaka Takada
Executive Vice Presidnet
81-3-5785-6110

Notice of Transfer (Assignment) of Sub-subsidiary

Tokyo, Japan, January 29, 2007 --- In a meeting of the Board of Directors held today, CYBIRD Holdings Co., Ltd. decided to transfer all shares in AXISSOFT Corporation, owned by CYBIRD Co., Ltd., a consolidated subsidiary of the Company. Details are as follows.

1. Reason for transferring shares

CYBIRD Co., Ltd., a subsidiary of the Company, consolidated AXISSOFT Corporation ("the company") in March 2005 and has been developing resources for technological development in the mobile field. The company enjoys a competitive edge, mainly in the development of systems for websites. Given the fact that technologies are already available within the CYBIRD Group and the need to efficiently allocate business resources for future Group strategies, the Group has decided to transfer all shares in the company to Nissho Electronics Corporation (First Section of Tokyo Stock Exchange: 9865) and Entrepia No. 3 Venture Capital Fund Investment Limited Partnership, a venture capital business.

2. Outline of Subsidiary to Transfer

(1) Company name:	AXISSOFT Corporation
(2) Representative:	Kazumi Nagai, President & CEO
(3) Head office:	Davinci Higashi-Ikebukuro Bldg., 3-23-5 Higashi-Ikebukuro, Toshima-Ku, Tokyo
(4) Establishment:	November 6, 1987
(5) Main business:	Database and website product development/contract development;

construction of operation systems based on "Biz/Browser" and "Biz/Designer," browsers for enterprise resource planning.

(6) Fiscal year end: March 31

(7) Number of employees: 74

(8) Main place of business: Same as head office

(9) Paid-in cpaital: ¥639.40 million

(10) Shares issued: 4,028 shares

(11) Major shareholders and their holdings: CYBIRD Co., Ltd. 40.8% (before transferring shares)
* Consolidated subsidiary based on the controlling influence standard

(12) Business performance in the most recent fiscal years

	Fiscal year ended March 2006	Fiscal year ended March 2005
Net sales	¥1,693 million	¥1,302 million
Gross profit	¥379 million	¥403 million
Operting income	¥45 million	(¥99 million)
Ordinary income	(¥53 million)	(¥105 million)
Net income	(¥155 million)	(¥306 million)
Total assets	¥1,110 million	¥1,337 million
Net assets	¥392 million	¥547 million
Paid-in capital	¥639 million	¥639 million
Dividends per share	—	—

3. Transferees of Shares

(1) Company name: Nissho Electronics Corporation

Representative: Takao Tsuji

Head office: 7-3-1 Tsukiji, Chuo-ku, Tokyo

Main busienss: Sale of cutting-edge products in Japan and overseas, including information and telecommunications equipment, and the provision of total solutions from system construction to operation and after-sales support of these products and other related services (contract, lease and maintenance).

Overview of capital, human and business relationships with the Company

Capital relationship: n/a

Human relationship: n/a

Business relationship: n/a

(2) Company name: Entrepia No. 3 Venture Capital Fund Investment Limited Partnership

Representative:	Shinichi Kawaratani, Representative Director of Entrepia Ventures
Head office:	2-10-2 Nagata-cho, Chiyoda-ku, Tokyo
Main business:	Investment business

Overview of capital, human and business relationships with the Company

Capital relationship:	n/a
Human relationship:	n/a
Business relationship:	n/a

4. Number of Shares Transferred, Price, and Share Ownership Before and After Transfer

(1) Ownership before transfer:	1,644 shares	(Ownership 40.8%)	(Voting rights 1,644 units)
(2) Shares transferred:			
Nissho Electronics Corporation	1,346 shares	(Price ¥201 mil.)	(Voting rights 1,346 units)
Entrepia No. 3 Venture Capital Fund Investment Limited Partnership	298 shares	(Price ¥44 mil.)	(Voting rights 298 units)
(3) Ownership after transfer:	- shares	(Ownership --)	(Voting rights --)

5. Schedule

January 26, 2007:	Board of Directors Meeting
January 26, 2007:	Share Transfer Contract concluded
January 31, 2007:	Transfer of shares (planned)

For the transfer of the shares to Entrepia No. 3 Venture Capital Fund Investment Limited Partnership, the final decision at the Investment Committee of Entrepia Ventures of Entrepia No. 3 Venture Capital Fund Investment Limited Partnership to be held in January 31, 2007 will be a condition precedent.

6. Impact on Performance of CYBIRD Holdings in the Current Fiscal Year

Associated with the transfer of shares in the company, we anticipate posting a gain on the sale of shares of approximately ¥100 million in the consolidated results for the fourth quarter of the current fiscal year, but we intend to exclude the company from the scope of consolidation in the fourth quarter. However, we will not change our results forecast for the fourth quarter as a result of the transfer of shares, as its impact on consolidated full-term results for the fiscal year ending March 2007 is minimal and it is necessary to take other factors into consideration.

With the transfer of the shares, the company will no long be classified as a specified subsidiary in the consolidated group of CYBIRD Holdings.

END